Exhibit 99.2 Fiscal Q1 2023 Earnings Presentation January 31, 2023 Shuky Sheffer President & CEO Tamar Rapaport-Dagim CFO & COO

The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Amdocs Limited securities or in any securities of its affiliates or subsidiaries. This presentation and the comments made by members of Amdocs management in conjunction with it include information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macro-economic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other global or regional events such as the COVID-19 pandemic, as well as the current inflationary environment, and the effects of these conditions on the company’s clients’ businesses and levels of business activity, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2022 filed on December 13, 2022. This presentation includes non-GAAP financial measures, including non-GAAP operating margin, free cash flow, revenue on a constant currency basis, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited, and non-GAAP earnings per share. Free cash flow equals cash generated by operating activities less net capital expenditures and other. While in prior years Amdocs used normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax to be paid in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities, Amdocs is no longer reporting normalized free cash flow. Normalized free cash flow is not comparable to free cash flow. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures. Please refer to the appendix for a reconciliation of these metrics to the most comparable GAAP provision. This presentation also includes pro forma metrics which exclude the financial impact of OpenMarket (divested on December 31, 2020) from fiscal year 2021. Please also review the information contained in Amdocs’ press release dated January 31, 2023 with respect to earnings for fiscal Q1 2023. The press release contains additional information regarding Amdocs’ outlook for fiscal year 2023 and certain non-GAAP metrics and their reconciliations. Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 2

Today's Speakers



Shuky Sheffer

President &
Chief Executive Officer



Tamar Rapaport-Dagim

Chief Financial Officer &
Chief Operating Officer



3

Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs

make it amazing

Earnings Call Agenda Strategy & Business Performance Update 1 Shuky Sheffer, President & Chief Executive Officer Financial Review & Outlook 2 Tamar Rapaport-Dagim, Chief Financial Officer & Chief Operating Officer Q&A 3 Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs 4

Shuky Sheffer

President & Chief Executive Officer

Strategy and Business Performance Update

5

Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs

make it amazing

Strong Start to Fiscal Year 2023

I am pleased to report **strong first quarter results, sincere thanks** for which go to our **incredible people** around the world


THANK YOU!

6

Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs

Positioned to Deliver another Year of Consistent and Profitable Growth in Fiscal 2023

Revenue	12-month backlog	Non-GAAP EPS [2]
Record	**Record**	**$1.45**
$1.19B	**$4.1B**	**Above guidance range**
Up 9.5%[1] YoY, above guidance midpoint	Up ~7% from a year ago, on continued sales momentum	Reflects better profitability, higher revenue and lower than expected non-GAAP effective tax rate

1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
2. Non-GAAP. See reconciliation tables in appendix

7
Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs
make it amazing

Q1-23 Operational Highlights Strong value-driven Unrivalled execution Technology & product engagements and operations leadership Continued sales momentum and Another great quarter of successful project deepened our long-standing relationship Maintained high level of R&D investment execution including major project milestone with key customers: MWC in Barcelona: opportunity to introduce our latest innovative products and services Americas: Brazil Europe: Tier 1 operator Direct outcome of our: Southeast Asia: in Malaysia (i) Highly skilled workforce Continued to diversify (ii) Unique global delivery model Amdocs’ customer base: (iii) Regional site strategy which is constantly refined as we optimize our Remain committed to disciplined M&A Communications: global talent pool Constantly evaluating a broad pipeline of strategic M&A opportunities Media: new projects and extension in past Delivered flawless operational support to year our customers over the peak retail volume of Black Friday and holiday season Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs 8

Striving for Excellence in Amdocs’ Approach to ESG Included as a Included for The new state-of- Amdocs India Improved our th member of the the 4 the-art campus recognized as environmental consecutive year in Israel has been 2023 one of the Most disclosure in the LEED Gold Preferred Bloomberg rating at CDP Dow Jones certified for its Workplaces in from Gender- Sustainability sustainable IT sector & IT B to A- Index for NA design and Equality Enabled Services operations for 2022 – 2023 Index We are dedicated to making a positive impact IIn nf for orm ma at tiion on Se Sec cu ur riit ty y L Le evel vel 0 0 – – P Pu ub blliic c. . © © 20 2023 23 – – P Pr rop opr riie et ta ar ry y & & Con Conf fiid de en nt tiia all IIn nf for orm ma at tiion on of of A Am md doc ocs s 9 9

Progress in Strategic Domains (1/4) Enable our customers to drive growth, improve cost-efficiency and provide an amazing experience to consumers and enterprises Tier One Operator in Southeast Asia win win win Cloud-hosted Intelligent Modernization and Migration of existing Cloud Networking Suite migration of Amdocs Amdocs’ BSS suite to a workloads from on- modern cloud premises to the cloud infrastructure Journey to the cloud: accelerate business value business value business value cloud adoption Enables provisioning of Enables greater flexibility Enables improving advanced 5G services and capacity, an security, operability and improved customer resiliency while defining experience and adoption the journey towards a full of 5G innovations cloud-native environment IIn nf for orm ma at tiion on Se Sec cu ur riit ty y L Le evel vel 0 0 – – P Pu ub blliic c. . © © 20 2023 23 – – P Pr rop opr riie et ta ar ry y & & Con Conf fiid de en nt tiia all IIn nf for orm ma at tiion on of of A Am md doc ocs s 10 10

Progress in Strategic Domains (2/4)

Enable our customers to drive growth, improve cost-efficiency and provide an amazing experience to consumers and enterprises

Digital transformation

Creating **seamless digital experiences** by transforming IT operations

COMCAST

win

Several new projects, including upgrade to the new Amdocs Data Hub for Mobile & B2B on the cloud business value

Enable greater flexibility and capacity, improved customer experience and rapid adoption of the latest 5G innovations

Three.co.uk

win

Modernization of cloud-based data architecture under a multi-year managed services deal business value

Enables timely recommendations and suggestions based on data-driven decision making

Globe

win

AI-driven data insights

business value

Enables business growth, time-to-market agility, and operational efficiencies through AI-driven insights

11
Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs
make it amazing

Progress in Strategic Domains (3/4) Enable our customers to drive growth, improve cost-efficiency and provide an amazing experience to consumers and enterprises Tier One Operator in NA win win win win win 5G Home Operating 3- year extension for Online charging and Modernization of Next-gen charging System ongoing support monetization billing infrastructure revenue platform services modernization management systems Monetization business value business value business value business value business value of new 5G services and Simplifies internet Enables Enables faster time Enables Fast-track and device contextualized and to market for new monetization of development for support of management, differentiated 5G offerings new standalone Amdocs’ Turbo exciting new automates charging and offerings with 5G services while 5G use cases customer support Catalog platforms flexible price plans reducing and introduces operating costs enhanced security features for fixed wireless broadband customers IIn nf for orm ma at tiion on Se Sec cu ur riit ty y L Le evel vel 0 0 – – P Pu ub blliic c. . © © 20 2023 23 – – P Pr rop opr riie et ta ar ry y & & Con Conf fiid de en nt tiia all IIn nf for orm ma at tiion on of of A Am md doc ocs s 12 12

Progress in Strategic Domains (4/4) Enable our customers to drive growth, improve cost-efficiency and provide an amazing experience to consumers and enterprises Leading Australian Operator win win win win Network Operational support Delivery of digital System Integration Deployment of cloud- system (OSS) infrastructure services services for vRAN native network automation modernization as part of Colt’s optimization suite continuous Delivering modernization journey dynamic business value business value business value business value connected Provides increased Empower Colt Drives mass scale of Maximizes network experiences with performance, business customers and automation, and performance and real-time, agility and cost- employees around the deployment accessibility and automated savings world efficiency benefits of greater flexibility, scalability, networks and automation IIn nf for orm ma at tiion on Se Sec cu ur riit ty y L Le evel vel 0 0 – – P Pu ub blliic c. . © © 20 2023 23 – – P Pr rop opr riie et ta ar ry y & & Con Conf fiid de en nt tiia all IIn nf for orm ma at tiion on of of A Am md doc ocs s 13 13

Looking Ahead: Reiterating FY2023 Revenue (1) Growth Outlook of 6%-10% constant currency While Amdocs and our global customers are not immune to economic cycles and we continue to closely monitor the current period of global macro uncertainty, we remain confident in our growth outlook Well-situated at the Continue to see We bring highly relevant Unique business capabilities in digital, cloud heart of the multi- healthy levels of model highly and automation helping year 5G, network engagement and recurring revenue our customers to automation, attractive pipeline streams and strong address the complex digital and cloud- of opportunity as business visibility macro-economic resulting from our driven investment we collaborate situation support of mission cycle as a key with our customers technology enabler critical systems to evaluate their Improved customer and strong delivery under multi-year needs experience reputation engagements Accelerated cost reduction Increased efficiency 1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period Information Security Level 0 – Public. © 2023 – Proprietary & Confidential Information of Amdocs 14

Looking Ahead: Raising FY2023 Non-GAAP EPS Growth Outlook D A Raising the midpoint of YoY growth(1) 6%−10% (1) our outlook Revenue − Reiterating full year revenue growth guidance − North America, Europe and Rest of World each (1) Jan-23 expected to grow over the full year Nov-22 9%−13% B 8%−12% On track to achieve our FY23 YoY growth Non-GAAP Non- YoY growth 17.5%−18.1% % margin EBIT GAAP guidance of improved level of profitability 11% midpoint (2) (2) 10% midpoint Margin EPS Reflects strong Q1 financial performance and commitment to further improve C profitability by: Reiterating FY23 FCF generation of Free cash Accelerating automation − $700M and ~100% conversion rate (2) Driving efficiency flow − Majority of which we plan to return to shareholders Tightly managing costs − (3) We are positioned to deliver double-digit expected total shareholder returns for the third straight year in fiscal 2023 1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period 2. Non-GAAP. See reconciliation tables in appendix 3. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield (based on fiscal year end closing share price); FY2023E assumed IIn nf for orm ma at tiion on Se Sec cu ur riit ty y L Le evel vel 0 0 – – P Pu ub blliic c. . © © 2023 2023 – – P Pr rop opr riie et ta ar ry y & & Con Conf fiid de en nt tiia all IIn nf for orm ma at tiion on of of A Am md doc ocs s 15 15 midpoint of pro forma non-GAAP EPS outlook, and dividend yield based on proposed new quarterly rate of $0.435 as of share price on 11/8/22

Tamar Rapaport-Dagim

Chief Financial Officer
& Chief Operating Officer

Financial Update & Outlook

16

Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs

make it amazing

Q1 2023 Results Q1 2023 Revenue vs. Guidance $ Millions Q1 Revenue Above guidance midpoint, even with $9M foreign currency tailwind vs guidance $1,186 million (1) +7.3% YoY, +9.5% constant currency $1,186 $1,175 Above guidance midpoint ($1,155M - $1,195M) (2) Q1 Non-GAAP Operating Margin Original 1F23 Q1F23A Guidance (midpoint) 17.7%, +20bps YoY revenue, +7.3% YoY as reported +10 bps QoQ and within annual (1) and YoY constant currency target range of 17.5% - 18.1% Q1 2023 Revenue by Region quarter in North America $ Millions Europe as projects ramp-up Q1 GAAP Diluted EPS Rest of World non-GAAP operating margin ~$204 $1.07 while maintaining high levels of R&D Toward higher-end of guidance investments ($1.00 - $1.08) North Europe America ~$169 (2) ~$813 Q1 Non-GAAP Diluted EPS $1.45 1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period 2. Non-GAAP. See reconciliation tables in appendix Above guidance range ($1.29 - $1.35) Information Security Level 0– Public© 2022 – Proprietary & Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 17 17 Confidential Information of Amdocs

12-Month Backlog Record Quarterly 12-Month Backlog in Q1F23 12-month backlog growth has accelerated $ Billions year-over-year over the past several quarters $4.09 $3.97 $3.95 Record-high level as of $3.89 $3.83 December 31, 2022 ~ +6.8% (1) (1) YoY ~ +6.8% YoY, QoQ (1) $3.69 (1) Q4F21 Q1F22 Q2F22 Q3F22 Q4F22 Q1F23 Leading Indicator 12-month backlog includes: • Anticipated revenue related to contracts • Estimated revenue from managed services contracts 12-month backlog • Letters of intent typically covers ~80% of • Maintenance forward 12-month revenue• Estimated ongoing support activities Information Security Level 0– Public© 2022 – Proprietary & Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 18 18 Confidential Information of Amdocs

Leading Indicators & Business Model Resiliency

Managed Services

~$700M

~ +6.1% YoY

~59% of total revenue

Close to 100% managed services contract renewals

Managed Services Revenue: Q1 2023
$ Millions

Managed services arrangements support business model resiliency with highly recurring revenue streams, multi-year engagements and high renewal rates, and may also include large-scale digital transformation projects



$660
$700
~ +6.1%
YoY
Q1F22
Q1F23

vodafone Romania — Revenue management system modernization, including multi-year managed services extension

Three.co.uk — Migration to modern, cloud-based data architecture under a multi-year managed services extension

Globe — Provision of AI-driven data insights, implemented on public cloud and delivered under multi-year managed services agreement dish — New managed services agreement which will offer an improved billing experience for Dish commercial TV customers.

19
Information Security Level 0– Public© 2022 – Proprietary & Confidential Information of Amdocs

a· | make it amazing

Balance Sheet & Cash Flow

Q1 2023 cash collections impacted by timing of quarter-end holidays, but payments ***subsequently received*** in January

1H FY2023 free cash flow ***tracking in line*** with expectations, taking into consideration normal seasonal timing of annual bonus payments in Q2

Ample liquidity to support ongoing business needs while retaining the capacity to fund future strategic growth investments

1. $650M senior note, maturing June 2030
2. Non-GAAP. See reconciliation tables in appendix

DSO's

87 days

+8 days YoY and +13 days QoQ

DSO's may fluctuate from quarter to quarter

Deferred revenue > unbilled

-$39 million QoQ

Deferred revenue: -$6M QoQ

Unbilled receivables: +$33M QoQ

Items fluctuate from quarter to quarter in line with normal business activities.

Q1 2023 Free cash flow(2) bridge



$83
$34
$50*
Cashflow from Operations
Net capex
Reported FCF

*Figures may not sum due to rounding

Liquidity: Cash + Credit Facility

$1.2 billion

Ample liquidity including available $500M revolving credit facility

Baa2 Moody's

BBB S&P

Remain committed to maintaining our Investment grade credit rating

Cash, Credit Facility & Debt Position

$ Millions, as of December 31, 2022



Credit Facility
$500
Cash
~$735
$650
Liquidity
Debt (1)

20

Information Security Level 0– Public© 2022 – Proprietary & Confidential Information of Amdocs

make it amazing

Disciplined Capital Allocation

Reiterating free cash flow[1] (FCF) outlook of ***$700M*** in FY2023, equating to roughly 100% cash conversion

~6% free cash flow yield[2]

Expects to return the ***majority*** of free cash flow to shareholders in FY2023

1. Non-GAAP. See appendix tables for reconciliation of normalized FCF
2. Yield = expected reported free cash flow of $700M in FY2023 as a percentage of Amdocs' market capitalization as of January 31, 2023
3. FCF in FY2020, FY2021 and FY2022 is presented on a normalized basis, which mainly excludes net capital expenditures related to the new campus development; normalized FCF disclosure is no longer applicable in FY2023

Q1 2023 Cash Returned to Shareholders
$ Millions



Dividends, $48
Share repurchases, $100

Quarterly Dividend

Board authorized quarterly dividend payment:

43.5 cents

As of December 31, roughly **$0.4B** of share repurchase authorization capacity remained

Normalized FCF [1][3] **: Three-year historical trend and FY2023E outlook**



% Normalized FCF(1)(3)/ Non-GAAP Net Income(1)
88%
140%
102%
~100%
100%
% of Normalized FCF(1)(3) Returned to Shareholders
100%
99%
104%
FY2023E guidance: return majority
Normalized FCF(1)(3) ($M)
$527
$869
$665
$700
FY2020(1)
FY2021(1)
FY2022(1)
FY2023E(3) (Guidance)

21

Information Security Level 0– Public© 2022 – Proprietary & Confidential Information of Amdocs

make it amazing

FY2023 Outlook

On-track for ***~6%-10% YoY***[4] revenue growth in FY2023E

Raising non-GAAP diluted EPS outlook to ***9%-13%*** from 8%-12% previously

Positioned to deliver ***double-digit*** expected total shareholder returns for ***third*** year running

1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Non-GAAP. See reconciliation tables in appendix
3. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield (based on fiscal year end closing share price); FY2023E assumed midpoint of pro forma non-GAAP EPS outlook, and dividend yield based on proposed new quarterly rate of $0.435 as of share price on 11/8/22
4. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period

Revenue Growth

YoY% Growth Constant Currency[4]

FY21 and FY22 revenue is pro forma[1] constant currency[4]



4.1%
2.4%
7.0%
10.3%
10.0%
6.0%
FY2019
FY2020
FY2021 (1)(4)
FY2022 (1)(4)
FY2023E (4)
Reiterating midpoint of ~6%-10% YoY guidance

Total Shareholder Return[3]

Non-GAAP[2] Diluted EPS Growth YoY % + Dividend Yield
FY21 and FY22 non-GAAP EPS growth is presented pro forma[1]



~13%*
8.6%
5.3%
11.7%
14.1%
13.0%
6.9%
3.0%
9.8%
12.1%
9.0%
1.7%
2.3%
1.9%
2.0%
~2.0%
FY2019
FY2020
FY2021 (1)
FY2022 (1)
FY2023E
Expect midpoint of improved ~9%-13% YoY guidance
Non-GAAP Diluted EPS Growth
Dividend Yield
Total Shareholder Return

**Non-GAAP[2] EPS growth of 11%, plus ~2% dividend yield*

22

Information Security Level 0- Public© 2022 – Proprietary & Confidential Information of Amdocs

make it amazing

Q&A Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 23 23

Q2 Fiscal 2023 Outlook $1,200 - $1,240 million Revenue GAAP EPS $1.18 - $1.26 (1) Non-GAAP EPS $1.44 - $1.50 Share Count 122 million In line with annual target (1) Non-GAAP Effective Tax Rate range of 13%-17% Full Year Fiscal 2023 Outlook Updated Previous On-track to deliver double- Revenue growth 5.0% - 9.0% 4.0% - 8.0% digit total shareholder returns As reported for the third year running Revenue growth 6.0 – 10.0% 6.0% - 10.0% (2) Constant currency GAAP EPS growth 3.0% -10.0% 3.0% - 10.0% (1) Non-GAAP EPS growth 9.0% - 13.0% 8.0% - 12.0% (1) 1. Non-GAAP. See reconciliation tables in appendix Non-GAAP Operating Margin 17.5% - 18.1% 17.5% -18.1% 2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period (1) Non-GAAP Effective Tax Rate 13.0% - 17.0% 13.0% -17.0% (1) Free cash flow $700 million $700 million Information Security Level 0– Public© 2022 – Proprietary & Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 25 25 Confidential Information of Amdocs

Appendix Reconciliation Tables Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 26 26

AMDOCS LIMITED Selected Financial Metrics (In thousands, except per share data) Three months ended December 31, 2022 2021 Revenue $ 1,185,720 $ 1,104,632 Non-GAAP operating income 209,538 193,607 Non-GAAP net income 176,542 150,135 Non-GAAP net income attributable to Amdocs Limited 176,337 150,135 Non-GAAP diluted earnings per share $ 1.45 $ 1.20 Diluted weighted average number of shares outstanding 121,500 125,304 Free Cash Flows (In thousands) Three months ended December 31, 2022 2021 Net Cash Provided by Operating Activities $ 83,226 $ 204,118 (a) Purchase of property and equipment, net (33,703) (57,225) (a) The amounts under Purchase of property and equipment, net”, include proceeds from sale of property and equipment. There were no such proceeds in the three Free Cash Flow $ 49,523 $ 146,893 months ended December 31, 2022, while there was $269 for the three months ended December 31, 2021. (b) Normalized Free Cash Flow for the three months ended December 31, 2021: $185,679, excluding net capital expenditures related to (b) Since Q12023, the Normalized Free Cash Flow is no longer the new campus development of $29,307 and payment for acquisition related liability of $9,479. applicable. Information Security Level 0– Public© 2022 – Proprietary & Information Security Level 0 – Public. © 2022 – Proprietary & Confidential Information of Amdocs 27 27 Confidential Information of Amdocs

Reconciliation Tables

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(In thousands)

	Three months ended December 31, 2022						
		Reconciliation items					
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Tax effect	Non-GAAP
Operating expenses:							
Cost of revenue	$ 756,849	$ -	$ (8,655	$ (125)	$ -	$ -	$ 748,069
Research and development	95,726	-	(1,484)	-	-	-	94,242
Selling, general and administrative	143,222	-	(9,351)	-	-	-	133,871
Amortization of purchased intangible assets and other	15,313	(15,313)	-	-	-	-	-
Restructuring charges	24,536	-	-	-	(24,536)	-	-
Total operating expenses	1,035,646	(15,313)	(19,490)	(125)	(24,536)	-	976,182
Operating income	150,074	15,313	19,490	125	24,536	-	209,538
Interest and other expense, net	(4,963)	-	-	-	-	-	(4,963)
Income taxes	15,239	-	-	-	-	12,794	28,033
Net income	$ 129,872	$ 15,313	$ 19,490	$ 125	$ 24,536	$ (12,794)	$ 176,542
Net income attributable to noncontrolling interests	205	-	-	-	-	-	205
Net income attributable to Amdocs Limited	$ 129,872	$ 15,313	$ 19,490	$ 125	$ 24,536	$ (12,794)	$ 176,337

	Three months ended December 31, 2021							
		Reconciliation items						
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Gain from sale of a business	Other	Tax effect	Non-GAAP
Operating expenses:								
Cost of revenue	$ 716,718	$ -	$ (7,147)	$ 1,027	$	$ -	$ -	$ 710,598
Research and development	81,945	-	(1,223)	-	-	-	-	80,722
Selling, general and administrative	128,076	-	(8,371)	-	-	-	-	119,705
Amortization of purchased intangible assets and other	17,747	(17,747)	-	-	-	-	-	-
Total operating expenses	944,486	(17,747)	(16,741)	1,027	-	-	-	911,025
Operating income	160,146	17,747	16,741	(1,027)	-	-	-	193,607
Interest and other expense, net	(2,562)	-	-	-	-	(3,605)	-	(6,167)
Gain from sale of a business	10,000	-	-	-	(10,000)	-	-	-
Income taxes	33,982	-	-	-	-	-	3,323	37,305
Net income	$ 133,602	$ 17,747	$ 16,741	$ (1,027)	$ (10,000)	$ (3,605)	$ (3,323)	$ 150,135

28
Information Security Level 0– Public© 2022 – Proprietary & Confidential Information of Amdocs

make it amazing